July 24, 2019

Douglas Croxall
Chief Executive Officer
Crown Electrokinetics Corp.
1110 NE Circle Blvd
Corvallis, Oregon 97330

       Re: Crown Electrokinetics Corp.
           Registration Statement on Form S-1
           filed June 28, 2019
           File No. 333-232426

Dear Mr. Croxall:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 28, 2019

Exhibit 10.1, page 1

1. Refer to comments 3 and 6 in our May 13, 2019 letter. It appears that your disclosure on pages 13, F-7, and F-14 do not reflect that:
         the first amendment to the intellectual property agreement dated April 12, 2016 provided that $75,000 is payable upon completion of the technology transfer and
          $100,000 is payable upon the first anniversary of the agreement's effective date;
         the sales agreement dated April 12, 2016 provided that $25,000 of the $200,000 purchase price is allocated to acquire equipment;
         the second amendment to the intellectual property agreement dated May 1, 2017 increased the purchase price of technology to $375,000, provided that $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first
 Douglas Croxall
FirstName LastNameDouglas Croxall
Crown Electrokinetics Corp.
Comapany NameCrown Electrokinetics Corp.
July 24, 2019
July 24, 2019 Page 2
Page 2
FirstName LastName
             anniversary of the agreement's effective date, $100,000 is payable upon the second anniversary of the agreement's effective date, and $100,000 is payable upon the third anniversary of the agreement's effective date, and extended the closing date to January
             31, 2020; and
             the third amendment to the intellectual property agreement dated March 10, 2019 extended the closing date to January 31, 2021, and provided that $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement's effective date, $100,000 is payable upon the second anniversary of the agreement's effective date, and $100,000 is payable before April 20,
             2019

         Please revise your disclosure accordingly or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
13

2. Please reconcile disclosure on page F-15 that you have paid $275,000 for the transfer of the technology as of March 31, 2019 and that the remaining $100,000 has been accrued and will be paid over the remaining term of the license with the disclosure in the third amendment to the intellectual property agreement dated March 10, 2019 that $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement's effective date, $100,000 is payable upon the second anniversary of the agreement's effective date, and $100,000 is payable before April 20,
         2019. Additionally, please confirm whether you paid the $100,000 before April 20, 2019, and if you did not, provide appropriate disclosure in the risk factors and MD&A sections of the consequences for you and investors.
Note 14 - Subsequent Events, page F-24

3. Please revise your disclosure to state the specific date the financial statements were available to be issued.
4. Please disclose the total amount of compensation expense to be recognized for the 6 million shares of restricted stock issued to employees on June 14, 2019.
General

5. We are unable to locate any revisions made in response to comment 7 in our May 13,
         2019 letter. Please revise disclosure throughout the registration statement, including the prospectus' outside front cover page, "About This Offering" on page 4, and "Plan of
         Distribution" on page 36, to indicate that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price which you specify in the prospectus until your shares of common stock are listed on a national securities exchange, or are quoted on the OTC Bulletin Board, or are quoted in the OTCQX marketplace or the
         OTCQB marketplace of OTC Link and after that at prevailing market prices or privately
 Douglas Croxall
Crown Electrokinetics Corp.
July 24, 2019
Page 3
         negotiated prices. Also, please state if true that you have no present intent to seek a listing or quotation on an national exchange or any OTC market.
6. Please request Marcum LLP to update their consent in Exhibit 23.1 to include the specific date of their report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Al Pavot at 202-551-3738 or Tracey Houser at 202-551-3736 if you
have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at 202-551-3728 or Amanda Ravitz at 202-551-3412 with any other questions.



                                                                 Sincerely,
FirstName LastNameDouglas Croxall
                                                                 Division of
Corporation Finance
Comapany NameCrown Electrokinetics Corp.
                                                                 Office of
Manufacturing and
July 24, 2019 Page 3                                             Construction
FirstName LastName